INDEPENDENT CONSULTANT AGREEMENT

This Agreement is dated effective the 1st day of October, 2008.

BETWEEN:

HARD CREEK NICKEL CORPORATION, of 1060 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7

(the "Company")

AND:

HOFFERT PROCESSING SOLUTIONS INC., of Meadowlark Terrace, 29-1651 Valleyview Drive, Kamloops BC V2C 0A4

(the "Consultant")

RECITALS:

A. The Company is engaged in the business of the acquisition and exploration of mineral properties;

B. the Consultant is a project development and management company specializing in milling, metallurgy, SX-EW and slurry transport.

C. the Consultant wishes to obtain and the Consultant wishes to provide certain services to the Company on the terms and conditions contained in this Agreement.

NOW THEREFORE IN CONSIDERATION of the mutual promises contained in this Agreement, the parties agree as follows:

1. Services to be Provided

Effective October 1, 2008 ("Effective Date"), the Consultant will provide consulting services to the Company for the Company's Turnagain Project, which services are described in Exhibit "A" to this Agreement (the "Scope of Work").

The Contractor will report directly to Neil Froc and will keep the Company informed of all matters concerning the Services as requested by the Company from time to time.

The Consultant shall make note of the package number for this work as reference above, on all correspondence, invoices and other written materials associated with the WORK of this AGREEMENT.

The CONSULTANT will perform the Services described in Exhibit A with the standard of care, skill and diligence customarily applied by recognized engineering firms providing services of a similar nature in Canada. This is a condition of the contract.

2. Remuneration and Expenses

The Company will pay the Consultant:

a) a minimum of 60 hours per month at an hourly rate of $100.00 Cdn.;

b) A fixed monthly retainer of $1,000.00 Cdn.;

c) The total billable time for any specified day shall not exceed 10 hours;

d) Supporting time sheets to be issued for Company approval;

e) Travel time exceeding 5 hours will be paid at a daily rate of $500.00

f) Approved reimbursable expenses including travel, accommodation, meals and applicable GST;

The remuneration referred to in Section 2 (Remuneration and Expenses) will be payable at the end of each month upon receipt of an invoice, and does not include Goods and Services Tax ("GST"). To the extent that the Consultant is required to remit GST, the Consultant will show the applicable GST amount as a separate line item on the Consultant's invoice for services and provide the Company with the Consultant's GST registrant number.

The Consultant will be responsible for all costs associated with the performance of the Services, except as noted in section 2F.

3. Term and Termination

This Agreement will commence on the Effective Date and will terminate two years after the Effective Date. Thereafter, this Agreement will be and this Agreement may be terminated by either party at any time by giving at least 30 days advance notice in writing to the other party.

The Company shall forthwith pay to the Consultant for the work already done, including all expenses and other charges payable as set forth in Schedule A.

Upon termination of this Agreement for any reason, the Contractor shall upon receipt of all sums due and owing promptly deliver the following in accordance with the directions of the Company:

(i) a final accounting, reflecting the balance of expenses incurred on behalf of the Company as of the date of termination;

(ii) all documents pertaining to the Company or this Agreement, including but not limited to all books of account, correspondence and contracts; and

(iii) all equipment, documentation, manuals, software, computer(s) and any other property belonging to the Company.

4. Company Information

The Consultant acknowledges that the Consultant will acquire knowledge about the Company, its mineral properties including its Turnagain Project, exploration results, estimated economic reserves, feasibility of mining the properties, as well as information relating to strategies, research, communications, business plans, and financial data of the Company and any information of the Company which is not readily publicly available, (hereinafter referred to as "Confidential Information").

During and subsequent to the provisions of services to the Company, the Contractor will not use the Confidential Information in any manner except as reasonably required for him to provide the Services to the Company. Without limiting the foregoing, the Contractor agrees that at all times during and subsequent to the provision of services to the Company, the Contractor will not use or take advantage of the Confidential Information for the purpose of (1) providing similar mining engineering services for any other company, or (2) for staking, or otherwise acquiring an interest in mineral properties adjacent to the mineral properties that the Company has an actual legal or beneficial interest in, or that the Company is considering acquiring a legal or beneficial interest in at the time the Services were performed.

Upon the request of the Company, and in any event upon the termination of the provision of Services to the Company, the Contractor will immediately return to the Company all materials, including all copies in whatever form, except the Consultant's personal notes, retained in order to record the date, location and description of the Services.

5. Independent Consultant Relationship

It is expressly agreed that the Consultant is acting as an independent Consultant in performing the Services under this Agreement, and the Consultant does not have any right to make contracts or other legal commitments or obligation for the Company.

The Consultant need only devote such portion of the Consultant's time as is necessary to complete the Services. The Consultant is not precluded from acting in any other capacity for any other person, firm or Company provided that it does not conflict with the Consultant's duties to the Company as set out in this Agreement.

The Company will not pay any contribution to Canada Pension Plan, employment insurance, or federal and provincial withholding taxes, nor provide any other contributions or benefits, which might be expected in an employer-employee relationship.

The Consultant is solely responsible for the Consultant's registration and payment of assessments for coverage with WorkSafeBC. If requested by the Company, the Consultant will provide proof of coverage.

If the Consultant fails to perform the work in accordance with Schedule A, the Company can notify the Consultant in writing to remedy such defect immediately and in no case no later than seven (7) working days after receipt of such notice.

Without limitation of any other right or remedy contained herein, failure of the Consultant to meet the requirements as set out, constitutes a breach of contract and the Company can terminate the contract forthwith. The Consultant's liability is as outlined as follows:

Consultant's Liability with regard to the engineering shall be limited to the correction of any errors in the engineering documentation free of charge to the Company without any other liability whatsoever. Neither party shall be liable, one to the other , for loss or damage, other than specifically agreed upon under the terms of this Agreement. In no event shall the Consultant be liable for loss of use, anticipated profits or any other special or consequential damage arising out of or in connection with this Agreement. Notwithstanding anything to the contrary in this Agreement, Consultant's liability shall always limited to one (1) month of the Consultant's gross billing.

If a dispute arises out of or in connection with this Agreement or the breach thereof, and the dispute cannot first be settled within thirty (30) working days by negotiations between the Consultant and the Company, the Consultant and the Company agree the dispute shall be finally resolved by binding arbitration under the Arbitration Act of British Columbia, Canada. There will be one (1) arbitrator. The governing law shall be the law of the Province of British Columbia, Canada. In no event shall the demand for any negotiated settlement or arbitration be made after the date when institution of legal or equitable proceedings based on such claim or dispute would be barred by the limitation period referred to in the following paragraph.

The Company has one (1) year from the date of the completion of the Consultant's services to give written notice to the Consultant of any liability of the Consultant under this Agreement which the Company alleges. If no such written notice is given to the Consultant, then the liability of the Consultant shall expire one (1) year from the completion of the Consultant's services.

The Consultant represents and warrants that the Consultant has the right to perform the Services required under this Agreement without violation of obligations to others and that all advice, information, and documents given by the Consultant to the Company under this Agreement may be used fully and freely by the Company, unless otherwise so designated orally or in writing by the Consultant at the time of communication of such information (e.g. information shared with the Consultant in a confidential manner or on a non-attribution basis).

6. General

This Agreement cancels and supersedes any existing Agreement or other arrangement between the Company and the Consultant, and contains the entire Agreement and obligation between the parties with respect to its subject matter. No amendment to this Agreement will be valid or effective unless in writing and signed by both parties.

The Consultant agrees to indemnify the Company from all losses, claims, actions, damages, charges, taxes, penalties, assessments or demands (including reasonable legal fees and expenses) which may be made by the Canada Revenue Agency, Employment Insurance Plan, the Canada Pension Plan, the Workers Compensation Plan, or related plans or organizations requiring the Company to pay an amount under the applicable statutes and regulations in relation to any Services provided to the Company pursuant to this Agreement. This paragraph will survive termination of this Agreement. The Consultant further agrees to indemnify the Company from all losses, claims, actions, damages, assessments or demands (including reasonable legal fees and expenses) which result from the Consultant's negligent acts or omissions. Except to the extent of the negligence or willful misconduct of the Consultant's officers, employees and agents, the Company agrees to release, defend and, indemnify the Consultant, its officers, employees

and agents from and against any and all further liability arising in any manner from the Services including actions commenced or claims made by any third party.

Any notice given or required to be given under this Agreement will be in writing and signed by or on behalf of the party giving it. Such notice may be served personally and in either case may be sent by priority post, addressed in the case of the Company its office, and in the case of the Consultant to the last known address. Any notice served personally will be deemed served immediately, and if mailed by priority post will be deemed served 72 hours after the time of posting.

The Consultant may not sell, assign or transfer any rights or interests created under this Agreement or delegate any of the Consultant's duties without the prior written consent of the Company.

This Agreement will be governed by and construed in accordance with the laws of the Province of British Columbia and each party submits to the jurisdiction of courts of competent jurisdiction in the Province of British Columbia.

This Agreement will be to the benefit of and be binding on the respective heirs, executors, administrators, and successors of each of the parties.

IN WITNESS WHEREOF the parties hereto have executed this Agreement on the day and year first written above.

Hoffert Processing Solutions Inc.

Per: ______________________

J. Hoffert President

Printed Name and Title

Date: 26-Sep-08

Hard Creek Nickel Corporation

Per: ______________________

Neil Froc, Executive Vice President

Date: OCTOBER 1, 2008

EXHIBIT A

SCOPE OF SERVICES AND FEES

The Consultant's Scope of Services is as outlined below.

Through mutual agreement of the Client and the Consultant, any additions and/or deletions to the Scope of Services will be handled through written Change Orders. The Change Orders will address the impact on cost and schedule of any Scope of Services additions and/or deletions.

Scope of Services

Hoffert Processing Solutions Inc. is a project development and management company specializing in milling, metallurgy, SX-EW and slurry transport. Hoffert Processing Solutions Inc. will also perform cost analysis, design and research functions as specified by the Client.

Conditions

1. Job Title:	Project Manager – Client Representative
2. Authorized Client Contact:	Neil Froc, Executive Vice President, Hard Creek Nickel Corporation
3. Jurisdiction(s) of Services:	British Columbia, Canada
4. Start Date:	October 1, 2008
5. Term:	2 Years and is renewable by mutual agreement
6. Billable Hours:	A minimum of 60 hours charged per month. The total billable time for any specified day shall not exceed 10 hours. Supporting timesheets to be issued for the Client's approval, where requested.
7. Professional Fees:	C$100.00 per hour.
8. Administration Fees:	C$1,000.00 per month.
9. Travel Time:	C$500.00 per day for days with travel time exceeding 5 hours.
10. Reimbursable Expenses:	Travel, accommodation, meals and applicable Taxes.
11. Work Schedule:	The work schedule to be mutually agreed upon by the Client and Consultant.
12. Billing:	The Consultant will provide invoices monthly to the Client at such office as the Client may designate from time to time by notice in writing to the Consultant, with such invoices to be paid within 10 days of approval by the Authorized Client Contact.